

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

Lyron Bentovim
Chief Executive Officer
Glimpse Group, Inc.
15 West 38th St, 9th Floor
New York, NY 10018

> **Re: Glimpse Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 19, 2021**
> **CIK No. 0001854445**

Dear Mr. Bentovim:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Darrin M Ocasio, Esq.